EXHIBIT 5
                                               BELL CANADA
                                               INTERNATIONAL
NEWS RELEASE

March 28, 1994

       BCI PURCHASES 13 PER CENT OF JONES INTERCABLE
            TRANSACTION TERMS MODIFIED SLIGHTLY


MONTREAL  --  Bell Canada International Inc. (BCI) and Jones
Intercable, Inc. of Englewood, Colorado today announced that, as a result of recent Federal Communications
Commission pronouncements, they are modifying the financial terms of the proposed strategic alliance announced in December 1993.

As a result, BCI is acquiring immediately a 13 per cent interest in Jones Intercable, and expects to hold a total of 30 per cent by midsummer.

BCI maintains its commitment to invest US $400 million in Jones Intercable, but the financial terms are modified as follows:


bullet    The initial investment of $261 million will be made in
     two installments. BCI will immediately purchase 2.5 million newly issued Class A shares of Jones Intercable


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     at $22 per share, giving BCI a 13 percent share in
     Jones Intercable. When the BCI/Jones Intercable transaction closes, BCI will purchase sufficient additional Class A shares, at $27.50 per share, to achieve a 30 per cent interest in Jones Intercable.

bullet    BCI will commit an additional $139 million in order to
     finance the growth of Jones Intercable and to maintain its interest at 30 per cent.


bullet    BCI will purchase an option worth $52 million from
     Jones International and Glenn Jones, chairman and chief executive officer of Jones Intercable, to acquire a controlling interest in Jones Intercable.

Originally, BCI was to purchase all the Class A shares needed for a 30 percent interest in one installment, when the transaction closed. Also, BCI's original commitment to finance growth was $125 million, and the value of the option was $55 million.

BCI's investment today of $55 million allows the companies to begin their business and growth strategies for Jones Intercable in advance of the formal completion of their strategic alliance. The companies expect to complete definitive agreements for the overall alliance by mid-April.


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Closing of the transaction is expected by midsummer, subject to certain conditions including acquisition by Jones
Intercable of the assets of Jones Spacelink, Ltd.


Derek H. Burney, chairman and chief executive officer of BCI, stated that, "We are pleased to be moving forward with our strategic alliance with Jones Intercable. Our investment today will support Jones Intercable's aggressive growth strategy and will lay the foundation for the balance of our announced transaction".

Glenn R. Jones, chairman and chief executive officer of Jones Intercable, stated, "In spite of regulatory confusion, we are still committed to proceeding towards our alliance with Bell Canada International. Their investment in us today is a clear indication that the fundamental principles on which our companies originally agreed to collaborate remain intact."


Bell Canada International Inc. is responsible for the international telecommunications investments and telecommunications consulting services for its parent company, BCE Inc., Canada's largest telecommunications company.


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Jones Intercable, Inc., is one of the largest cable
television operators in the United States. It is also the world's largest cable television management company, managing cable operations for publicly held entities. It manages cable operations in 20 states and three countries.




For information:
Daniel E. Somers                   Patrick J. Lombardi
Bell Canada International Inc.     Jones Financial Group, Inc.
(514) 392-2260                     (303) 792-3111

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